                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For July 5, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F
                                     -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                            No   X
                               -----                         -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) today announced that it has commenced exploration at its North Rae Project, a highly prospective uranium property located in the Ungava Bay region of northern Quebec, Canada.

"Management is confident in the mineral potential of our North Rae property, and as such our plan is to test for potential large open-pittable uranium mineralization," said Marek Kreczmer, President and CEO of Northwestern. "By moving forward immediately with the work program on North Rae, Northwestern expects to be able to advance the project quickly with a view to defining possible uranium drill targets."

In cooperation with its joint venture partner Azimut Exploration Inc.,
Northwestern intends to test a new geological model that has been identified using proprietary methodology. The methodology incorporates both province-wide and area-specific data from the Quebec government that revealed as much as 0.75%
U3O8 (uranium oxide) in nearby lake sediments.

The summer work program is expected to include a lake sediment survey, an airborne electromagnetic survey, soil prospecting and a ground geophysics survey. The final results, when compiled and analyzed, will be used to modify and further refine the innovative Azimut-Northwestern geological model.
Northwestern's budget for this first phase of exploration is approximately
C$400,000.

The North Rae Uranium Project consists of three blocks representing 668 claims, with a total area of 73,835 acres (29,880 hectares). Northwestern has the right to earn up to 65% ownership of North Rae, as announced in a press release dated
March 6, 2006."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Northwestern Mineral Ventures Inc.

                                       By: /s/ Marek Kreczmer
                                       ----------------------
                                           Marek Kreczmer
                                          President and CEO

Date: July 5, 2006